SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 26, 2004

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:

One press release –  Aventis’ statement following a proposed unsolicited public offer by Sanofi-Synthélabo in order to take control of the company

Press Release

Your Contact:
Tony Roddam	Corinne Hoff
Aventis Global Media Relations	Aventis Global Media Relations
Tel.: +33 3 88 99 11 38	Tel.: +33 3 88 99 11 16
Tony.Roddam@Aventis.com	Corinne.Hoff@Aventis.com

Aventis Management Board rejects hostile offer from Sanofi-Synthelabo

Aventis Supervisory Board Chairman and Vice Chairman support the position of the Management Board

Strasbourg, France, January 26, 2004 — Aventis has been informed that Sanofi-Synthelabo has submitted an unsolicited offer to take control of Aventis.

The Aventis Management Board, led by Chairman Igor Landau, would like to emphasize that the offer, which was launched without any prior approach from Sanofi-Synthelabo, is of a hostile nature and does not take into account the wide range of risks associated with this move.

Furthermore, the offer contains a premium of 3.6% over the last closing price of the Aventis share. The Management Board of Aventis believes that this proposal is not in the best interest of its shareholders, because it offers inferior value compared to the achievement of the current stand-alone strategy and would compel its shareholders to assume significant risks associated with Sanofi´s main products.

The Management Board believes that there are other scenarios with a stronger industrial and social rationale.

For these reasons, the Management Board has decided to recommend to the Supervisory Board to reject the offer. Jürgen Dormann, Chairman of the Supervisory Board, and Jean-René Fourtou, Vice Chairman of the Supervisory Board, will also recommend a rejection of the offer.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com

Address for visitors: 16, Avenue de l'Europe • Espace Européen de l'Entreprise  • F-67300 Schiltigheim

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: January 26, 2004	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel